INFORMATION CIRCULAR

MANAGEMENT SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of CE Franklin Ltd. (the "Corporation" or "CE Franklin") to be voted at the Annual and Special Meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of the Corporation to be held on Tuesday, April 28, 2009 at 2:30 p.m. (Calgary time) in Viking Rooms A and B at the Calgary Petroleum Club, 319 – 5 Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.  The solicitation is intended to be primarily by mail; however, proxies may also be solicited by telephone, facsimile transmission and other electronic means, or in person.  The cost of solicitation will be borne by the Corporation.  Except where otherwise stated, the information contained herein is given as of the 4th day of March, 2009.

RECORD DATE

The record date for the determination of CE Franklin Shareholders entitled to receive notice of and to vote at the Meeting is March 24, 2009.  CE Franklin Shareholders whose names have been entered in the share register at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of the holder's shares after such date and the transferee of those shares establishes ownership of the shares and demands, not later than 10 days before the Meeting, to be included in the list of CE Franklin Shareholders eligible to vote at the Meeting, said transferee will be entitled to vote those shares at the Meeting.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation and have indicated their willingness to represent as proxy the Shareholders who appoint them.  A Shareholder has the right to appoint a nominee other than the persons designated in the enclosed form of proxy to represent him at the Meeting by inserting the name of his chosen nominee (who need not be a Shareholder) in the space provided for that purpose on the form or by completing another proper form of proxy.  Such a Shareholder should notify the nominee of his appointment, obtain his consent to act as proxy and instruct him on how the Shareholder's shares are to be voted.  In any case, the form of proxy should be dated and executed by the Shareholder or his attorney authorized in writing, a copy of which authorization should accompany the proxy.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and deposited at the offices of Computershare Trust Company of Canada, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, fax (866) 249-7775 at least twenty four (24) hours before the time fixed for holding the Meeting or any adjournment thereof (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta).

In addition to revocation in any other manner permitted by law, a registered Shareholder who has given a proxy may revoke it any time before it is exercised by instrument in writing executed by the registered Shareholder or by his attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, at which the proxy is to be used.

VOTING OF PROXIES

Each Shareholder may instruct his proxy how to vote his shares by completing the blanks on the form of proxy.  Shares represented by properly executed forms of proxy in favour of the persons designated on the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions made on the forms of proxy on any ballot that may be called for and, if a Shareholder specifies a choice as to any matters to be acted upon, such Shareholder's shares shall be voted accordingly.  In the absence of such instructions or choices, such shares will be voted FOR all matters set out in this Information Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting of Shareholders and with respect to any other matters which may properly come before the Meeting.  The shares represented by the form of proxy will be voted on such matters in accordance with the best judgment of the person voting such shares.  At the time of printing this Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting.

BENEFICIAL CE FRANKLIN SHAREHOLDERS

The information set forth in this section is of significant importance to many CE Franklin Shareholders, as a substantial number of CE Franklin Shareholders do not hold CE Franklin Shares in their own name.  CE Franklin Shareholders who do not hold CE Franklin Shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by CE Franklin Shareholders whose names appear on the records of CE Franklin as the registered holders of CE Franklin Shares can be recognized and acted upon at the Meeting.  If CE Franklin Shares are listed in an account statement provided to a CE Franklin Shareholder by a broker, then, in almost all cases, those shares will not be registered in the CE Franklin Shareholder's name on the records of the Corporation.  Such shares will more likely be registered under the names of the CE Franklin Shareholder's broker or an agent of that broker.  In Canada, the majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms).  CE Franklin Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting CE Franklin Shares for the broker's clients.

If the form of proxy was received by a CE Franklin Shareholder, unsigned, from an intermediary holding CE Franklin Shares on behalf of a CE Franklin Shareholder, the signed proxy must be returned to such intermediary so that the intermediary can vote the CE Franklin Shares on the CE Franklin Shareholder's behalf.

Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the applicable Meeting.  The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by CE Franklin.  However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the applicable meeting.  A Beneficial Shareholder receiving a Broadridge proxy cannot use that proxy to vote CE Franklin shares directly at the Meeting - the proxy must be returned to Broadridge well in advance of the Meeting in order to have the CE Franklin Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered CE Franklin Shareholder and vote the shares in that capacity.  Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The board of directors of the Corporation (the "Board") has fixed March 24, 2009 as the record date for determining Shareholders entitled to receive notice of the Meeting.  A person shown as a Shareholder of record on March 24, 2009 will be entitled to vote the shares then registered in such Shareholder's name, except to the extent that (a) the Shareholder has transferred the ownership of any of such shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the shares and demands not later than ten days before the Meeting that the transferee's name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting.

As at March 4, 2009, the Corporation had issued and outstanding 17,890,160 Common Shares, each such share entitling the holder to one vote in respect of each share held.  To the knowledge of the Corporation’s directors and officers, after reasonable inquiry, no person or group of persons beneficially owns or controls, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to the Common Shares, except as specified below:

Name	Number of CE Franklin Shares	Percentage of CE Franklin Shares
Smith International, Inc. ("Smith")	9,729,582	54%

BUSINESS TO BE ACTED UPON AT THE MEETING

RECEIPT OF DECEMBER 31, 2008 FINANCIAL STATEMENTS

The audited financial statements for the financial year ended December 31, 2008 (the "Financial Statements") of CE Franklin have been mailed to all registered Shareholders and to those Beneficial Shareholders that had requested to receive them. The Financial Statements, together with the annual report for the year ended December 31, 2008, are available on the internet on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") at the United States Securities and Exchange Commission’s  ("SEC") website at www.sec.gov. No formal action will be taken at the Meeting to approve the Financial Statements, which have already been approved by the Board. If any Shareholders have questions respecting the Financial Statements, the questions may be brought forward at the Meeting.

ELECTION OF DIRECTORS

The Board presently consists of seven directors.  It is proposed that seven directors be elected to serve until the next annual meeting of shareholders or until their successors are duly elected, unless their offices are earlier vacated.  The term of office of all the present directors expires upon the election of their successors.  The persons designated in the enclosed Form of Proxy, unless instructed otherwise, intend to vote for the election of the nominees set forth below.  Management does not contemplate that any of the nominees will be unable to serve as a director, however, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

Information is given below with respect to each nominee for election as a director.

Robert McClinton Age: 59 Calgary, Alberta, Canada Independent Board Chair
Director Since:	May 2, 2006
Principal Occupation:	Business Consultant

Board/Committees:

Board Chair (since April 2008)

Audit Committee

Corporate Governance and Nominating Committee

Compensation Committee (ex-officio voting member)

Quality, Health, Safety and Environment Committee (ex-officio voting member)

Business Experience:

Robert McClinton, a Chartered Accountant, has been an independent business consultant since April 2005. From September 2007 to October 2008, he served as Chief Financial Officer of CEP International Petroleum Ltd., a private company. Mr. McClinton was a major shareholder and President & CEO of BMP Energy Systems ("BMP") from 1992 to 2005, when BMP was sold to a public company. During the 10 years prior to joining BMP, Mr. McClinton served as director and senior financial officer of Canadian Turbo Inc. He began his career in 1969 with Deloitte & Touche in Northern Ireland, where he obtained his Chartered Accountant designation before immigrating to Canada in 1974. Mr. McClinton is a member of the Alberta and Canadian Institute of Chartered Accountants, Financial Executives International, Institute of Corporate Directors, and serves on the Board of the Alberta Electric System Operator.

Other Public Board Directorships:	CriticalControl Solutions Corp.
►Member of the Audit Committee
2008 Total Director Compensation(1):	$188,500
Common Shares Held(2): Deferred Share Units Held(3):	Nil 18,682
2008 Board Meeting Attendance(4):	5 of 6 or 83%
David A. Dyck Age: 47 Calgary, Alberta, Canada Independent Director
Director Since:	May 4, 2004
Principal Occupation:	President and CEO of LeaRidge Capital Inc.

Board Committees:	Audit Committee Compensation Committee (Chair)

Business Experience:

David Dyck is President and CEO of LeaRidge Capital Inc., a company providing financial advisory services for corporations. From 2000 to 2007, Mr. Dyck served as Senior Vice-President, Finance and CFO for Western Oil Sands Inc., where he guided the company through 24 debt and equity financings and acted as Deal Team Leader in the Plan of Arrangement with Marathon Oil Corporation. Mr. Dyck previously spent 12 years with Summit Resources Limited, holding various roles, including Senior Vice-President Finance and Administration and CFO. He is a member of the Alberta and Canadian Institute of Chartered Accountants and the Financial Executives Institute.

Other Public Board Directorships:	None

2008 Total Director Compensation(1):	$143,500
Common Shares Held(2): Deferred Share Units Held(3): Stock Options Held:	Nil 15,766 20,000
2008 Board Meeting Attendance(4):	6 of 6 or 100%

Michael J.C. Hogan Age: 52 Calgary, Alberta, Canada Independent Director
Director Since:	May 2, 2006
Principal Occupation:	Business Consultant

Board Committees:	Corporate Governance and Nominating Committee (Chair) Quality, Health, Safety and Environment Committee

Business Experience:

Michael Hogan is a Professional Engineer and a 30 year veteran of the electric power industry. He is President and CEO of Enact Power Ltd., providing business development support to companies pursuing electric power investment in Canada and internationally. From 1995 to 1998, Mr. Hogan was President and CEO of SaskPower Commercial Inc., the international development arm of SaskPower. He is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta (APEGGA). Mr. Hogan has also completed the Director Education Program sponsored by the Institute of Corporate Directors.

Other Public Board Directorships:	None

2008 Total Director Compensation(1):	$133,000
Common Shares Held(2): Deferred Share Units Held(3):	Nil 17,728
2008 Board Meeting Attendance(4):	6 of 6 or 100%
John J. Kennedy Age: 56 Houston, Texas, United States Non-Independent Director
Director Since:	July 14, 1999
Principal Occupation:	President and CEO of Wilson, the distribution unit of Smith

Board Committees:	Compensation Committee Quality, Health, Safety and Environment Committee (Chair)

Business Experience:

John Kennedy previously was Senior Vice-President and CFO of Smith. He has worked in the energy industry for over 29 years in various executive and management positions. Mr. Kennedy is a member of several professional bodies in both the United Kingdom and Unites States, including the Energy Institute, the Association of Corporate Treasurers and is a member of the board of directors of the Petroleum Equipment Supplier Association.

Other Public Board Directorships:	None

2008 Total Director Compensation(1):	Nil
Common Shares Held(2): Deferred Share Units Held(3):	Nil Nil
2008 Board Meeting Attendance(4):	6 of 6 or 100%

Donald McKenzie Age: 59 Houston, Texas, United States Non-Independent Director
Director Since:	March 19, 2008
Principal Occupation:	Advisor to the CEO, President and COO of Smith

Board Committees:	Corporate Governance and Nominating Committee Quality, Health, Safety and Environment Committee

Business Experience:

Donald McKenzie retired as President and CEO of M-I SWACO, a subsidiary of Smith, on January 1, 2009 and has taken on the role as advisor to the CEO, President and COO of Smith. Mr. McKenzie joined Smith over 20 years ago as regional Vice-President, Europe & Africa and has held increasingly senior positions with the Smith group of companies. Prior to joining Smith, he served as President of Dailey Petroleum Services Corp. Mr. McKenzie is a member of the Society of Petroleum Engineers and the International Association of Drilling Contractors.

Other Public Board Directorships:	None

2008 Total Director Compensation(1):	Nil
Common Shares Held(2): Deferred Share Units Held(3):	Nil Nil
2008 Board Meeting Attendance(4):	5 of 5 or 100%
Victor J. Stobbe Age: 67 Calgary, Alberta, Canada Independent Director
Director Since:	August 6, 2003
Principal Occupation:	Corporate Director

Board Committees:	Audit Committee (Chair) Compensation Committee

Business Experience:

Victor Stobbe, a Chartered Accountant, has served as a senior officer and/or director of a number of public and private companies in the energy sector for over 30 years. From January 2004 to June 2008, Mr. Stobbe was Vice-President, Corporate affairs and formerly CFO of Wave Energy Ltd., a private oil & gas company. In May of 2008, he retired as director of Trican Well Service Ltd. Mr. Stobbe is a member of the Institute of Corporate Directors and of the Alberta and Canadian Institute of Chartered Accountants.

Other Public Board Directorships:	None

2008 Total Director Compensation(1):	$150,000
Common Shares Held(2): Deferred Share Units Held(3): Stock Options Held:	9,600 18,164 6,667
2008 Board Meeting Attendance(4):	6 of 6 or 100%

Michael S. West Age: 46 Calgary, Alberta, Canada Non-Independent Director
Director Since:	January 15, 2002
Principal Occupation:	President and CEO of CE Franklin

Board Committees:	None

Business Experience:

Michael West also served as Chairman of the Board of CE Franklin from December 2003 to April 2008. Mr. West held executive positions in the oilfield supply and distribution business for the past 12 years.  Prior thereto, he worked for 11 years in various capacities in the automotive aftermarkets industry.

Other Public Board Directorships:	None

2008 Total Director Compensation(1):	Nil
Common Shares Held(2): Deferred Share Units Held(3): Stock Options Held: Restricted Share Units Held(3):	Nil Nil 249,419 66,882
2008 Board Meeting Attendance(4):	6 of 6 or 100%

Notes:

(1)

For details of the 2008 director compensation, see "2008 Independent Directors Summary Compensation Table" on page 19.

(2)

The information as to the number of Common Shares beneficially owned or controlled, not being within the knowledge of the Corporation, has been furnished by the respective nominees.

(3)

For details of the Restricted Share Unit plan and the Deferred Share Unit plan, see pages 13 and 18, respectively.

(4)

For details of the 2008 Board and Committee meeting attendance, see "Meeting Attendance" on page 18.

APPOINTMENT OF AUDITORS

The persons designated in the enclosed Form of Proxy, unless instructed otherwise, intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until their successors are duly elected or appointed, at a remuneration to be fixed by the board of directors.  PricewaterhouseCoopers LLP or its predecessor, Coopers & Lybrand, has been the auditors of the Corporation since February 1993.

The following table summarizes the total fees paid to PricewaterhouseCoopers LLP, the external auditor of the Corporation, for the years ended December 31, 2008 and 2007.

Year-Ended December 31,	2008	2007
Audit fees(1)	$536,600	$498,000
Audit related fees(2)	10,000	--
Tax fees(3)	37,500	27,000
All other fees	--	--
	$584,100	$525,000

Notes:

 (1)

Audit fees include professional services for the audit of the 2008 financial statements and internal control over financial reporting, review of quarterly financial statements and annual filing documents.  The Audit Committee approved 100% of these fees.

(2)

Audit related fees include consultation regarding accounting and financial reporting standards.  The Audit Committee approved 100% of these fees.

(3)

Tax fees include professional services with respect to reviewing tax returns, tax advice, tax planning.  The Audit Committee approved 100% of these fees.

The Corporation’s audit committee policy states all auditing services and non-audit services provided to the Corporation by the Corporation’s auditors shall, to the extent and in the manner required by applicable law or regulation, be pre-approved by the Audit Committee of the Corporation.

APPROVAL OF AMENDMENTS TO THE STOCK OPTION PLAN

The Board has approved amendments to the Corporation's Stock Option Plan (the "Option Plan").  The purpose of the Option Plan is to provide effective long-term incentives to employees, officers or directors of the Corporation and its subsidiaries and to officers or employees of affiliates (as defined in the Business Corporations Act (Alberta)) with whom the Corporation conducts business (collectively, "Eligible Participants") by providing such persons with the opportunity to acquire an increased proprietary interest in the Corporation.

Pursuant to the existing terms of the Option Plan, the Board may from time to time, in its discretion, and in accordance with applicable regulatory requirements, grant to Eligible Participants, options to purchase Common Shares, provided that the aggregate number of Common Shares reserved for issuance under any other stock compensation arrangement, including the restricted share units ("RSU"), performance share units ("PSU") and deferred share units ("DSU") of the Corporation, does not exceed 10% of the Corporation's issued and outstanding Common Shares.  At the Meeting, Shareholders will be asked to approve a resolution amending the Option Plan to allow for the number of Options capable of being granted under the terms of the Option Plan to exclude Common Shares capable of being issued from treasury in connection with the Corporation's other compensation arrangements, which would effectively exclude any Common Shares to be issued in connection with the Corporation's RSU, PSU and DSU plans.  To date, the Corporation has funded all RSU exercises with Common Shares purchased in the open market through an independent trust.  It is the Corporation’s intention to fund future RSU, PSU and DSU exercises either in cash or through open market purchases of Common Shares.  The Board believes it is in the best interests of the Corporation to amend the Option Plan to allow for these changes, which are expected to provide the Corporation with additional flexibility in tailoring compensation arrangements for the Corporation's employees, officers and directors.

Additional amendments to the Option Plan have been approved by the Board that would provide Eligible Participants the ability to elect (the "Election") that the Corporation purchase each of their vested options for a price (the "Purchase Price") equal to the excess of the 10-day weighted average closing price (the "Market Price"), determined on the date (the "Notice Date") of receipt of written notice of exercise (the "Notice") by the Corporation, over the exercise price for each option being purchased under the Election.  Upon receipt of an Election, the Corporation will cause to be issued to the Eligible Participant, in the Corporation’s sole discretion, either that number of Common Shares representing the Purchase Price as is equal to the nearest whole number of Common Shares which could otherwise be purchased at the Market Price, or the cash equivalent.

Also, under the existing terms of the Option Plan, the Board has the right to amend or discontinue the terms and conditions of the Option Plan from time to time.  Any amendments will be subject to the prior consent of any applicable regulatory bodies, including the Toronto Stock Exchange (the "TSX").  Amendments and termination will take effect only with respect to options issued thereafter, provided that they may apply to any options previously issued with the mutual consent of the Corporation and the optionees holding the stock options.  Under the Option Plan, the Board of Directors has the ability to make amendments to the Option Plan or a specific option grant without further approval of Shareholders to the extent that such amendments cure an ambiguity, error or omission; are necessary to comply with applicable laws or requirements; are in respect of administrative or eligibility matters; change the terms of the options including a change in pricing (other than to insiders) and vesting provisions; change termination provisions (so long as the change does not entail an extension beyond the original expiry date); or are amendments of a housekeeping nature.

Shareholders are being asked to consider and, if thought fit, pass an ordinary resolution approving the amendments to the Option Plan.  A copy of the amended option plan indicating the proposed amendments is attached hereto as Schedule A.

The text of the Option Plan Amendments Resolution to be submitted to Shareholders at the Meeting is set forth below:

"BE IT RESOLVED THAT:

1.

the amendments to the Option Plan, as reflected in the blacklined version of the Option Plan attached as Schedule A to the Corporation's information circular dated March 4, 2009, be and hereby are approved; and

2.

any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution."

In the absence of contrary instructions, the persons designated in the accompanying Form of Proxy intend to vote in favour of the above resolution.

In order to be effective, the resolution approving the amendments to the Option Plan must be approved by a majority of votes cast at the Meeting, other than votes attaching to the Common Shares owned by insiders of the Corporation (as defined in the Securities Act (Alberta)) to whom securities may be issued under the Option Plan, and associates thereof.  As at March 4, 2009, to the knowledge of the Corporation, such insiders of the Corporation and their associates hold 157,745 Common Shares which will be excluded from voting in respect of this resolution.

APPROVAL OF UNALLOCATED OPTIONS PURSUANT TO THE OPTION PLAN

Pursuant to the terms of the Option Plan before giving effect to the amendments to the Option Plan to be considered by Shareholders at the Meeting, the Corporation may, from time to time and in accordance with applicable regulatory requirements, grant to Eligible Participants Options to purchase Common Shares, of up to 10% of the Corporation's issued and outstanding Common Shares.  In accordance with the requirements of the TSX, every three years after institution, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable (commonly referred to as a "rolling plan") must be approved by a majority of the issuer's directors and the issuer's securityholders.  As the Corporation's Option Plan does not have a fixed maximum number of securities issuable thereunder, the Shareholders are required to approve all unallocated options issuable pursuant to the Option Plan.  The Corporation currently has 1,789,016 options ("Total Options") available for grant under the Option Plan, being 10% of the Corporation's issued and outstanding Common Shares.  Of the Total Options, 1,232,905 options have been granted pursuant to the Option Plan ("Granted Options").  The difference between the number of Total Options and the number of Granted Options is the number of unallocated options which remain available for issuance pursuant to the Option Plan ("Unallocated Options"), currently being 556,111 Unallocated Options.

If the resolution approving all Unallocated Options under the Option Plan is not approved by Shareholders at the Meeting, currently outstanding options will continue unaffected.  However, any further options that may be granted under the Option Plan may not be satisfied through the issuance of Common Shares from treasury.  Furthermore, currently outstanding options that are subsequently cancelled or terminated will not be available for re-issuance under the Option Plan.  The Corporation will continue to use the Option Plan as a long term incentive program for its directors, officers and employees, but no further issuances of Common Shares from treasury will be able to occur on options not yet granted.  Instead, vested options will be satisfied either through the acquisition of Common Shares through the facilities of the TSX or at the election of the directors, in their sole discretion, by a cash payment, all in accordance with the terms of the Option Plan.

At the meeting, the Shareholders will be asked to consider and, if deemed advisable, approve an ordinary resolution (on a disinterested basis, excluding insiders) to approve all Unallocated Options under the Option Plan.  The terms of the Option Plan are described in this Circular (See "Approval of Amendments to the Stock Option Plan" and "Compensation Discussion and Analysis").

The form of resolution to be considered by Shareholders at the Meeting is as follows:

"BE IT RESOLVED THAT:

1.

all Unallocated Options under the Corporation's Option Plan be hereby approved until April 28, 2012; and

2.

any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution."

In the absence of contrary instructions, the persons designated in the accompanying Form of Proxy intend to vote in favour of the above resolution.

In order to be effective, the resolution approving the Unallocated Options under the Option Plan must be approved by a majority of votes cast at the Meeting, other than votes attaching to the Common Shares owned by insiders of the Corporation (as defined in the Securities Act (Alberta)) to whom securities may be issued under the Option Plan, and associates thereof.  As at March 4, 2009, to the knowledge of the Corporation, such insiders of the Corporation and their associates hold 157,745 Common Shares which will be excluded from voting in respect of this resolution.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

The objectives of the Corporation's compensation program are to (a) align the executives' interests with those of Shareholders; (b) provide market based compensation that is sufficient to attract, retain and reward a high calibre management team; (c) provide the opportunity to earn total compensation that is commensurately above or below average when the Corporation’s performance varies from expectations; and (d) generate company-wide collaboration and superior performance results.

The Corporation utilizes a "pay-for-performance" approach to compensation. Actual rewards are directly linked to the business goals and results of the Corporation. These include financial and non-financial performance measures which are aligned with shareholder interests. Measures underpin the Corporation’s operating values: integrity, creditability, performance, teamwork, service ethic, trust, responsibility and community.

Compensation philosophy and programs are reviewed by the Compensation Committee on an annual basis to (a) assess their competiveness, (b) be satisfied that they continue to meet the Corporation’s compensation objectives, and (c) improve its overall ability to recruit, retain, and motivate high-performing employees in light of changing market conditions, the Corporation’s growth profile and its evolving strategies and goals.

Compensation levels are compared to target companies by Mercer (Canada) Limited ("Mercer") through a bi-annual executive total compensation analysis. The peer group comparisons recommended by Mercer for this study is comprised of Canadian industrial suppliers, Calgary-based organizations of comparable size and region-specific retailers in local and national markets. This data is augmented, as required, with survey and/or proxy data from other public, comparably sized organizations in the oil and gas industry for executive positions.  Compensation data from CE Franklin’s direct competitors is not publicly available. The peer group is reviewed bi-annually for appropriateness and revised as necessary.  In 2008, the Corporation’s executive peer group was reviewed and updated, as recommended by Mercer,  to include 17 companies: Wajax Ltd., Mullen Transportation Inc., BFI Canada Income Fund, Trican Oilwell Service Company Ltd., Enerflex System Ltd., ATS Automation, North American Energy Partners, Eveready Income Fund, Newalta Income Fund, Calfrac Well Services Ltd., Marsulex Inc., Tree Island Wire Income Fund, Petrowest Energy Services Trust, Total Energy Services Ltd., Pure Energy Services Ltd., Essential Energy Services Trust, and Peak Energy Services Ltd.

During 2008, the Corporation's compensation arrangements for senior executives, including the President and Chief Executive Officer ("CEO"), the Vice-President and Chief Financial Officer ("CFO"), and the next three most highly compensated executive officers who were serving in such capacities at December 31, 2008, as well as one former executive officer, collectively, the Named Executive Officers (the "NEOs"), consisted of a combination of (a) base salary, (b) short-term incentives (cash bonus), and (c) long-term incentives (stock option and restricted share unit plans). During 2008, the short-term cash incentive and the long-term incentive plans were re-designed to increase the emphasis on asset performance and support organizational alignment to common goals. (See "Short-Term Cash Bonus Plan" and "Long-Term Incentives" below).  In January of 2009, the Corporation established a medium-term incentive program ("MTI") consisting of an equity-based grant of performance share units, valued at a target percentage of total compensation within market ranges for similar positions, earned through a first year average Return on Net Assets ("RONA") performance hurdle and time vested over a period of three years from the date of grant. The MTI will be implemented for 2009 and will replace the restricted share unit plan portion of the long-term incentive program. The MTI has been created to focus and reward senior executives for multi-year goals and objectives within a one to three year time horizon.  These objectives are not always well served by annual cash flow and earnings decisions and are expected to produce results faster than long-term objectives (three to seven year time horizons).

The Corporation’s target market positioning for total compensation relative to its peer group in general is as follows:

Base Pay	50th percentile
Total Cash (base plus short-term bonus)	75th percentile(1)
Total Direct (Total Cash plus long-term incentive value)	75th percentile(1)

Note:

(1)

These targets are based on the Corporation achieving 75th percentile performance relative to its peer group, or exceeding median expectations. Actual base pay, bonus payments and long-term incentive grants will vary based on an individual’s performance and the actual positioning of the Corporation’s corporate results compared to industry results, expectations for the Corporation, performance of peers and performance of the Corporation against budget.

For 2008, approximate compensation components for the NEOs consisted of:

Fixed Compensation		Variable or "At-Risk" Compensation
Position	Base Salary	Short-Term Cash Bonus	Long-Term Incentives
President and CEO	25%	35%	40%
Vice President and CFO	40%	30%	30%
Other NEOs	45%	30%	25%

Base Salaries

Base salaries are reviewed annually and actual salary levels reflect general market conditions, peer group base compensation generally targeted at the median, level of responsibility, experience, expertise and accountability within the Corporation, as well as subjective factors such as the executive’s performance in a variety of areas, including leadership, commitment and ability to motivate others. Base salaries are also compared to other employees and senior executives to assess internal equity. In January of 2008, in support of the Corporation’s business plan, each member of the Leadership Team volunteered to take a $10,000 base salary roll back ($30,000 for the President and CEO) to reduce operating expenses and retain staff in light of the challenging industry demand profile, then anticipated to prevail for 2008.

Perquisites and Personal Benefits: Benefit plans provided by the Corporation include group life, health and medical, pension (RRSP) contributions and other benefits that are available to all salaried employees to support their health and well-being. These plans are reviewed periodically to ensure that they continue to meet the needs of the Corporation’s employees and that benefits remain competitive.  Perquisites are applied according to business need and marketplace comparison of job class compensation plan matching, provided they are cost effective and assist employees in carrying out their duties effectively.

Short-Term Cash Bonus Plan

The Short-Term Cash Bonus Plan ("STIP") for 2007 was re-designed to support the Corporation’s 2008 business plan to maintain earnings while improving working capital performance.

Previously, the amount of STIP payout for any executive officer was determined based on actual corporate performance measured 100% against an earnings per share ("EPS") target.  Penalties were then to be applied to the bonus if the Corporation fell short of targets specified for inventory turns and accounts receivable days sales outstanding ("DSO").  An additional bonus amount was available to be earned for improvements in company-wide safety results. No bonuses were paid to the NEOs for 2007, as the Corporation fell short of its EPS targets. For 2008, the following STIP measures and weightings were established:

►

50% linked to EPS performance

►

25% linked to inventory turn(1) performance

►

25% linked to DSO(1) performance,

and STIP payouts for all measures were capped at two times target STIP percentage of salary for each NEO. The target EPS for 2008 at $0.72 was in excess of budget and a graduated payout band of plus or minus 30% of target was established. For DSO and inventory turns, the graduated payout band was set at plus or minus 10%.

Note:

(1)

DSO is calculated using average sales per day for the quarter compared to the period end accounts receivable balance. Inventory turns are calculated using cost of goods sold for the quarter on an annualized basis compared to the period end inventory balance.

The Corporation’s fully diluted EPS for 2008 was $1.19, exceeding the 2008 target of $0.72.  Inventory turn target of 4.8 corporate-wide turns was met at 4.8 turns. DSO performance at 51 exceeded the target of 58 days.  The 2008 STIP payout for each NEO paid in February of 2009 was based on this program. (See "Summary Compensation Table").

The NEOs continue to be eligible for the STIP program, which is reviewed by the Compensation Committee on an annual basis with targets established based on the Corporation’s annual operating objectives and business plans.

Long Term Incentives: Option-based Awards

The Corporation’s long-term incentive plans ("LTIP") are comprised of stock option ("Option"), restricted share unit ("RSU") and performance share unit ("PSU") awards, which are focused on long-term performance, retention and alignment of executive’s interests with those of the Corporation’s shareholders.  RSU and PSU awards are governed by the terms of the Corporation's Share Unit Plan.

In 2008, these option-based plans were redeveloped by management with the assistance of Mercer, based on the recommendations of the Compensation Committee and approved by the Board of Directors. Annual LTIP target awards for each executive, including the NEOs will be established by the President and CEO based on (a) principles of external competitiveness, (b) strategic contribution [the executive’s performance] in the prior year, and (c) recognition of future potential.  Target awards are reviewed and recommended to the Board for approval by the Compensation Committee. The President and CEO’s LTIP award was determined on joint recommendation of the Compensation Committee and the Corporate Governance and Nominating Committee. In each case, the LTIP award will be determined as a percentage of base salary. The Black-Scholes valuation model for stock options was applied in determining the appropriate stock-based grant. Previous grants of stock-based awards are not taken into consideration when determining the current year's grant. In 2008, the Compensation Committee also reviewed stock option grant practices, including exercise price valuations and volatility measures. Based on the Black-Scholes valuation model, volatility is currently set using three years of monthly or weekly closing prices, depending on the date of grant, from the American Stock Exchange (the "AMEX"), where the majority of the Corporation’s trading occurs. Based on Mercer’s recommendations and generally accepted practice for fair valuation, during 2008 the volatility cap of 50% was maintained; however, for future grants, volatility greater than 50% may be used. With respect to exercise price, the Corporation had, for simplicity, used the closing price on the date of grant and amended the option plan to adopt a ten day volume weighted average price as a preferred fair value approach. (See "Option Plan Awards" below).

Option Plan Awards: Pursuant to the terms of the Option Plan, for 2008, a grand total of 378,320 options were awarded on December 11, 2007 to the NEOs at a total estimated fair market value of $1,195,000 with an option term of seven years with four year vesting provisions. For 2008 awards to each NEO, see "Summary Compensation Table".

The Corporation's Option Plan was established on September 14, 1993 and was amended on November 21, 1994, October 24, 1995, September 10, 1996, February 12, 1998, April 30, 1998, May 1, 2001, May 3, 2005, May 2, 2007 and July 24, 2008. The July 2008 amendment provides for a ten day volume weighted average price to be used in determining the exercise price. The Option Plan provides that the Board of Directors of the Corporation may grant stock options, subject to the terms of the Option Plan, to employees, officers or directors of the Corporation and its subsidiaries and to offices or employees of affiliates (as defined in the Business Corporation Act (Alberta)) with whom the Corporation conducts business (collectively, the "Eligible Participants").  Under the terms of the Option Plan:

1.

Options may be granted in such numbers and with such vesting provisions as the Board of Directors may determine;

2.

the exercise price of options shall not be less than the ten (10) day volume weighted average trading price of the Common Shares traded through the facilities of the AMEX or the TSX trading on the last trading day preceding the grant date, as expressed in both U.S. dollars and Canadian dollar equivalents at such date;

3.

the maximum term for options is ten years;

4.

the options are not transferable or assignable other than in the event of the death of the optionee;

5.

the aggregate number of Common Shares reserved for issuance pursuant to options granted to any one person, when combined with any other share compensation arrangement, may not exceed 5% of the outstanding Common Shares (on a non-diluted basis);

6.

vesting of options may be accelerated at the discretion of the Board of Directors; in the event that an optionholder ceases to be an Eligible Participant such options shall cease and terminate on the sixtieth day following the date that such optionholder ceased to be an Eligible Participant (unless the termination was for cause, in which case the Board of Directors may determine that such options shall terminate immediately), and in the event of the death of a holder of options, such options shall be exercisable until the earlier of six months following the death of the holder and the expiry of such options, and in the event of a sale of the Corporation or all or substantially all of its assets or the liquidation or dissolution or merger, amalgamation, consolidation or absorption with or into any other corporation or if any person, firm corporation of related or affiliated persons, firms, corporations make a general offer to any or all of the Shareholders of the Corporation to acquire more than 50% of all of the outstanding Common Shares of the Corporation then the Board of Directors may provide for early exercise or termination or other adjustments of the options; and

7.

the aggregate number of Common Shares that may be reserved for issuance under the Option Plan, together with any shares reserved for issuance under any other compensation arrangement, including but not limited to the Corporation’s Share Unit Plan, must not exceed 10% of the number of Common Shares, on a non-diluted basis, outstanding at that time.

See "Approval of Amendments to the Stock Option Plan" on page 8 for proposed changes to the Option Plan.

Share Unit Plan Awards: Pursuant to the terms of the Share Unit Plan, the Corporation granted RSUs to employees of the Corporation in 2008 based on their performance in 2007.  The Board authorized a small discretionary pool of RSUs to be used by Management to compensate employees over the course of 2008.  This pool provided Management some flexibility to fit compensation arrangements to individual circumstances. No RSUs or PSUs were granted to the NEOs for 2008.

RSUs and PSUs entitle the holder thereof to receive, upon exercise by the holder, but at the election of the Corporation:  (i) a number of Common Shares equal to the number of mature RSUs or PSUs then held; or (ii) a payment from the Corporation equal to the closing price per Common Share of a stock exchange on which the Common Shares are then listed for trading for each mature RSU or PSU then held.  Pursuant to the Share Unit Plan, the number of RSUs and PSUs that may be issued in any given year is subject to certain restrictions.  The number of RSUs and PSUs granted is to be determined at the discretion of the Board of Directors at the time of the granting of the RSUs and PSUs, as is the term and vesting policies.  There may not be issued any RSUs or PSUs exceeding 10% of the outstanding issue from time to time and no one eligible RSU or PSU recipient can receive RSUs and/or PSUs entitling the eligible recipient to acquire more than 5% of the total Common Shares by way of the granting of RSUs and/or PSUs.  There may not be issued to any one insider and such insider's associates, within a one-year period, a number of RSUs and/or PSUs of the Corporation exceeding 5% of the issued and outstanding Common Shares.

To date, the Corporation has funded all RSU exercises with Common Shares purchased in the open market.  There have been no PSU exercises to date.  It is the Corporation's intention to fund future RSU and PSU exercises either in cash or through open-market purchases of Common Shares.

Compensation Consultant

The Compensation Committee engaged Mercer during 2008 to provide analysis and advice on executive compensation matters.  This support has consisted of (i) the provision of general market observations with respect to market trends and issues, (ii) the provision of benchmark market data, and (iii) attendance at Compensation Committee meetings to review market trends and issues and present market analysis.  The decisions made by the Compensation Committee are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.

Performance Graph

The following graph compares the yearly percentage change in the Corporation's cumulative total Shareholder return on its Common Shares as listed on the AMEX based on an initial fixed investment of $100 with the cumulative return on the American Stock Exchange Market Value Index and the American Stock Exchange Oil Index.

The Corporation’s executive compensation plans are designed to deliver target market total compensation relative to similar positions within CE Franklin’s peer group and overall corporate performance. For the period 2006 through 2008, the Corporation’s total Shareholder return underperformed the AMEX Oil Index as indicated by the performance graph. For 2008, the executive compensation plan generated total compensation value above target.  Base salary was below target as the NEOs volunteered to take a salary rollback in light of challenging industry demand prospects that were present at the beginning of 2008. The value of option grants for NEOs was based on target compensation awarded to peer group companies for similar positions. Annual incentive awards for the STIP exceeded target, as performance exceeded EPS and DSO and met the Inventory turn performance targets.  For 2007, the executive compensation plan generated total compensation value below target.  Base salary and RSU awards were based on target levels for comparable peer group positions. No STIP awards were paid to NEOs as the Corporation’s EPS did not meet the STIP performance target. For 2006, the executive compensation plan generated total compensation above target. Base salary and RSU awards approximated target levels for NEO comparable peer group positions. STIP awards were above target as the Corporation generated record earnings per share of $1.27 that exceeded the plan target. The value of RSU and option awards received by NEOs during the 2006 through 2008 period has decreased over the plan vesting periods, consistent with the decline in relative shareholder returns over the same period.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation information for the NEOs for services rendered to the Corporation for the three years ended December 31, 2008.

Name and Principal Position	Year	Salary ($)	RSU Awards ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation($) Annual Incentive Plans(2) ($)	All Other Compen-sation(3) ($)	Total Compen-sation ($)
Michael S. West President and CEO	2008 2007 2006	390,000 420,000 377,692	--- 300,000 744,955	600,000 300,000 ---	546,000 --- 206,000	10,000 9,600 11,331	1,546,000 1,029,600 1,339,978
W. Mark Schweitzer Vice-President, and CFO(4)	2008 2007(5)	290,000 115,385	--- 89,975	225,000 560,700	203,000 ---	10,000 5,942	728,000 772,002
James E. Baumgartner Vice-President Commercial(6)	2008 2007 2006	200,000 210,000 196,436	--- 50,000 264,790	100,000 50,000 ---	140,000 --- 108,000	10,002 10,471 9,817	450,002 320,471 579,043
Maurice (Ron) Brown Past Vice-President, Sales	2008(7) 2007 2006	168,153 196,000 188,796	--- 45,000 205,955	90,000 45,000 ---	97,126 --- 108,000	224,365(8) 8,799 6,248	579,644 294,799 508,999
Timothy M. Ritchie, Vice-President, Sales(9)	2008 2007 2006	165,000 175,000 148,846	--- 50,000 147,100	90,000 50,000 ---	115,500 --- 108,000	9,902 9,981 8,931	380,402 284,981 412,877
Roderick H. Tatham Vice-President, Operations	2008 2007 2006	150,000 160,000 128,723	--- 37,495 147,100	90,000 37,500 ---	105,000 --- 86,000	7,502 7,985 6,277	352,502 242,980 368,100

Notes:

(1)

The option awards recorded for 2008 in this table were granted on December 11, 2007 and made to reward 2008 compensation.

(2)

Annual incentive bonus amounts are disclosed in the year in which they are earned, not in the year in which they were paid.

(3)

Contributions to a group RRSP (See "Retirement Benefits").

(4)

Mr. Schweitzer currently holds 77,909 Common Shares.

(5)

Mr. Schweitzer joined the Corporation on August 13, 2007 as Vice President and Chief Financial Officer.

(6)

Mr. Baumgartner currently holds 615 Common Shares.

(7)

Mr. Brown left the Corporation on November 21, 2008.

(8)

Includes a severance payment of $216,798.

(9)

Mr. Ritchie currently holds 7,273 Common Shares.

(10)

Mr. Merv Day was appointed Senior Vice-President, Business Development of the Corporation effective September 15, 2008 and currently holds 39,400 Common Shares.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

	Option-based Awards				Share-based Awards (RSUs)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based Awards that have not Vested ($)
Michael S. West	17,472 41,991 189,956	4.60 10.90 6.50	01/11/2015 01/31/2017 12/11/2014	Nil	31,939	106,763
W. Mark Schweitzer	52,428 58,255 71,232	10.30 10.30 6.50	08/13/2017 08/13/2017 12/11/2014	Nil	5,758	18,137
James E. Baumgartner	27,609 28,139 38,022 26,203 6,996 31,656	3.50 3.49 2.70 4.60 10.90 6.50	01/01/2012 12/13/2012 12/12/2013 01/11/2015 01/31/2017 12/11/2014	17,110	7,662	25,161
Maurice (Ron) Brown	6,000 30,596 24,019 6,297 28,492	3.49 2.70 4.60 10.90 6.50	01/21/2009 01/21/2009 01/21/2009 01/21/2009 01/21/2009	46,494	6,357	27,265
Timothy M. Ritchie	28,139 41,824 28,823 6,996 28,492	3.49 2.70 4.60 10.90 6.50	12/13/2012 12/12/2013 01/11/2015 01/31/2017 12/11/2014	18,821	3,256	11,282
Roderick H. Tatham	15,418 20,962 5,247 28,492	2.70 4.60 10.90 6.50	12/12/2013 01/11/2015 01/31/2017 12/11/2014	6,938	4,889	16,169

Note:

(1)

The value of unexercised In-the-Money Options at December 31, 2008 was calculated by determining the difference between the market value of the option at the end of the financial year and the exercise price of such option. The value of RSU Share-based awards was determined using the closing price of the Corporation’s Common Shares on the TSX on December 31, 2008 which was $3.15.

Incentive Plan Awards - Value Vested or Earned During 2008

Name	Option-based Awards – Value Vested During 2008(1) ($)	Share-based Awards (RSUs) – Value Vested During 2008 ($)	Non-equity Incentive Plan Compensation Payout during the Year (2) ($)
Michael S. West	32,857	144,522	546,000
W. Mark Schweitzer	Nil	29,779	203,000
James E. Baumgartner	16,427	39,327	140,000
Maurice (Ron) Brown	15,059	31,889	97,126
Timothy M. Ritchie	18,071	26,743	115,500
Roderick H. Tatham	13,142	23,910	105,000

Notes:

(1)

The value vested during 2008 for Option-based Awards represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date.

(2)

Paid in February 2009 for annual STIP bonus earned in 2008.

RETIREMENT BENEFITS

The Corporation has a group registered retirement savings plan ("RRSP") which matches executives’ personal contributions up to 5% of their salary or 6% for employees with greater than 10 years service. The Corporation’s contributions are owned by the employee with no vesting conditions.  The Corporation’s contributions are stopped for one year in the event of employee withdrawals from the group RRSP.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Contracts

The Corporation has entered into employment contracts with the President and CEO and the Vice President and CFO that provide for payment of 24 months, salary, benefits and bonus if employment is terminated for any reason, other than cause, or in the event of a change of control. Other NEO’s have employment agreements subject to Alberta labour standards and generally accepted employment practices and no other termination or change of control provisions.

Incremental payments, assuming that such triggering event took place on December 31, 2008, are estimated to be:

Incremental Payments	President and CEO(1)	Vice-President and CFO
Salary	$840,000	$600,000
Loss of Benefit	126,000	90,000
Bonus	250,667(2)	270,000(3)
Unvested Options	Nil	Nil
Unvested RSUs	106,763	18,137
Total Incremental Payments	$1,323,430	$978,137

Notes:

(1)

In case of the President and CEO’s death, his estate will be entitled to receive the incremental amount shown under the bonus column below.

(2)

Bonus based on 2 times average of the annual bonus over preceding three years.

(3)

Bonus based at target payout.

DIRECTOR COMPENSATION

Each independent director of the Corporation who is not an officer or employee of the Corporation or of Smith, the Corporation’s majority shareholder, receives annual Board and Committee retainers, prorated for partial services and meeting fees. The independent directors are also compensated through the granting of DSUs pursuant to the Corporation’s DSU plan. Additionally, the Corporation reimburses directors for out-of-pocket travel expenses.

The objectives of the Corporation’s compensation program for independent Board members are to attract and retain highly qualified Board members through providing market competitive compensation which appropriately recognizes the strategic contribution, risks and liabilities faced by Board members and aligns the interests of Board members and Shareholders. The Board, through the Compensation Committee, annually reviews independent director compensation and makes appropriate recommendations for approval to the Board. With the assistance of Mercer, compensation levels are periodically reviewed and compared to Canadian and US publicly traded companies in the broadly-based energy sector. Given the North American nature of the Corporation with respect to its ownership, US stock exchange listing and SEC registration, it was considered appropriate to adopt a blended Canadian and US director compensation package.

Independent director compensation levels have not been increased since 2006.

2008 Annual Independent Director Compensation Levels:

Board Chair Cash Retainer	$60,000
Board Chair DSU Grant	90,000
Board Member Retainer	30,000
Board Member DSU Grant	60,000
Audit Committee Chair Retainer	25,000
Other Committee Chair Retainer	15,000
Board and Committee Meeting Fees (per meeting attended)	1,750

On an annual basis, Board members may elect to receive all or a portion of their annual cash retainer in the form of DSUs.

DSU Plan Awards:  Effective May 2, 2006, the Corporation adopted the DSU Plan. Under the terms of the DSU plan, DSUs entitle the holder thereof to receive upon exercise by the holder, but at the election of the Corporation:  (i) a number of Common Shares equal to the number of mature DSUs then held; or (ii) a payment from the Corporation equal to the weighted average trading price of the Common Shares on the AMEX for that date and the nine trading days immediately preceding that date. DSUs vest on the date of grant and can only be redeemed when the director resigns from the Board.

There have been no DSUs exercised to date.  It is the Corporation's intention to fund future DSU exercises either in cash or through open-market purchases of Common Shares.

Share Ownership Guidelines for Independent Directors: In March of 2006, the Board approved share ownership guidelines for independent directors.  These guidelines provide that external directors be required to hold a multiple of four times their annual retainer measured on the basis of investment cost, with such holdings to be accumulated over five years of becoming a director.

Meeting Attendance

The average Board and committee meeting attendance rate in 2008 was 98% and 100%, respectively.

The attendance record for each director for all Board and committee meetings held for the financial year ended December 31, 2008 is set out below. In addition, directors have a standing invitation to attend those committee meetings on which they do not serve as a member. Such attendance is not reflected in the attendance record below.

	Board of Directors(1)		Committees of the Board(1)
Name of Director	Board	Strategy	Audit	Compensation	Corporate Governance and Nominating	Quality, Health, Safety, and Environment
David A. Dyck	6 of 6	1 of 1	5 of 5	6 of 6	2 of 2	N/A
Michael J.C. Hogan	6 of 6	1 of 1	N/A	N/A	4 of 4	3 of 3
John J. Kennedy	6 of 6	1 of 1	N/A	6 of 6	N/A	3 of 3
Robert McClinton(2)	5 of 6	1 of 1	5 of 5	N/A	4 of 4	1 of 1
Donald McKenzie(3)	5 of 5	1 of 1	N/A	N/A	2 of 2	2 of 2
Victor J. Stobbe	6 of 6	1 of 1	5 of 5	6 of 6	N/A	N/A
Michael S. West	6 of 6	1 of 1	N/A	N/A	N/A	N/A
Attendance Rate	98%	100%	100%	100%	100%	100%

Notes:

(1)

At each meeting of the Board of Directors and the committees, in-camera sessions without management are held. In addition, for 2008, there were two separate meetings of the independent directors held, at which all of the independent directors were in attendance.

(2)

Mr. McClinton was appointed Chairman of the Board, effective April 24, 2008 and has been appointed as ex-officio voting member on those committees he does not serve as a member.

(3)

Mr. McKenzie was appointed as a director effective March 19, 2008.

2008 Independent Directors Summary Compensation Table

Name	Fees Earned ($)	Share (DSU) Awards ($)	Total ($)
David A. Dyck	83,500	60,000	143,500
Michael J.C. Hogan	73,000	60,000	133,000
Robert McClinton (1)	98,500	90,000	188,500
Victor J. Stobbe	90,000	60,000	150,000

Note:

(1)

Mr. McClinton was appointed Chairman of the Board on April 24, 2008. Amounts include fees paid for committee meetings attended as ex-officio voting member, retainers paid in 2008 and DSUs issued in 2008.  Retainers and DSUs are for the period of April 2008 to April 2009, and if prorated would result in a total earned for 2008 of $177,250.

Outstanding Share-based Awards and Option-based Awards

	Option-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)
David A. Dyck	20,000	4.60	11/01/2015	Nil
Victor J. Stobbe	6,667	4.60	11/01/2015	Nil

Note:

(1)

The value of unexercised In-the-Money Options at December 31, 2008 was calculated by determining the difference between the market value of the option at the end of the financial year and the exercise price of such option. At the end of 2008, the closing price of the Corporation’s Common Shares on the TSX was $3.15.

Incentive Plan Awards - Value Vested or Earned During 2008

Name	Option-based Awards – Value Vested During 2008(1) ($)	Share-based Awards (DSUs) – Value Vested During 2008 ($)
David A. Dyck	12,540	60,000
Michael J.C. Hogan	Nil	60,000
Robert McClinton	Nil	90,000
Victor J. Stobbe	12,540	60,000

Note:

(1)

The value vested during 2008 for Option-based Awards represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date.

Directors' and Officers' Liability Insurance

The Corporation maintains a policy of directors' and officers' liability insurance, the premium for which in 2008 was $176,255 which amount is paid by the Corporation.  The policy has a limit of $25,000,000 and has a $500,000 deductible for the Corporation in Canada and a U.S. $500,000 deductible in the U.S. with respect to judgements, settlements and defence costs for indemnifiable losses.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As at December 31, 2008, the following table sets forth information with respect to the Corporation’s compensation plans under which equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	1,293,627	$5.80	284,082
Equity compensation plans not approved by security holders(1)	231,667	N/A(1)	-
Total	1,525,294	$5.80	284,082

Note:

(1)

The restricted share units have not been approved by security holders and do not have an exercise price attached.  For a description of the Restricted Share Unit Plan, see “Executive Compensation”.  See also “Approval of Amendments to the Stock Option Plan” and “Approval of Unallocated Options Pursuant to the Option Plan”.

As of March 4, 2009, there are 1,232,905 options and 540,874 restricted share units outstanding, representing approximately 9.9% of the issued and outstanding Common Shares.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No directors or senior officers nor any of their associates or affiliates were indebted to the Corporation during 2008.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

John J. Kennedy and Donald McKenzie are directors of the Corporation.  Mr. Kennedy is President and Chief Executive Officer and a director of Wilson, a wholly owned subsidiary of  Smith  (which holds 9,729,582 Common Shares representing approximately 54% of the issued and outstanding CE Franklin Shares) and Mr. McKenzie is Advisor to the CEO, President and COO of Smith.  During 2008, the Corporation purchased inventory in the ordinary course of business, and at market rates, from affiliates of Smith.

CORPORATE GOVERNANCE

The following describes the Corporation’s governance practices with reference to National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices.

CE Franklin's Board has ultimate responsibility for the way in which the Corporation is managed, including overseeing the conduct of the business of the Corporation and supervising management, which is responsible for the day-to-day conduct of the business. Pursuant to the Boards Terms of Reference, a copy of which is attached hereto as Schedule B, the Board's fundamental objectives are to:

•

enhance and preserve long-term shareholder value;

•

ensure the Corporation meets its obligations on an ongoing basis; and

•

ensure the Corporation operates in a reliable and safe manner.

The Board is responsible for the development of a strategic plan, identifying and controlling the principal risks of the Corporation, succession planning, developing communications policies, and internal control and management systems. The Board discharges its responsibilities directly and through committees.

To assist the Board in fulfilling its responsibilities for strategy and direction, annual strategy sessions are held and updates on the strategy and existing business opportunities are provided by management at regularly scheduled meetings throughout the year. Annual strategy sessions include reviews of the competitive environment, industry trends and other developments that affect CE Franklin’s business. In addition, at regularly scheduled meetings, members of the Board receive and discuss reports from operating and financial management, review the Corporation's overall financial position, and discuss current trends, developments, issues and plans. A budget is reviewed and approved by the Board on an annual basis and a comparison of actual results to budget and prior year’s results is monitored on a quarterly basis pursuant to management reports. Significant transactions or activities outside of the ordinary course of business and activities not contemplated by the budget require Board approval and are considered at additional meetings that are held as required. Informal discussion occurs between management and members of the Board on a regular basis, which facilitates open and candid discussions among independent directors.  The independent members of the Board meet independently of management at each meeting of the Board. The Board met six times during 2008, excluding the 2008 strategy session.

See "Meeting Attendance" on page 18, for the attendance record of each director for all Board, Strategy and committee meetings held for the financial year ended December 31, 2008.

 Board Structure and Composition

The Board is composed of seven members, being a size considered appropriate by the Board, having regard to the Corporation's size and complexity. Under NP 58-201, a director is independent if he or she has no direct or indirect material relationship with the Corporation.  A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgement.  In addition, certain individuals are deemed, for the purposes of NP 58-201, to have material relationships with the Corporation, including any individual who is, or has recently been an employee or executive officer of the Corporation, and an individual whose immediate family members is, or has recently been, an executive officer of the Corporation.  Under this definition, the Board has four independent directors as defined under NP 58-201: David A. Dyck, Michael J.C. Hogan, Robert McClinton and Victor J. Stobbe, being a majority of the Board.  Messrs. Michael S. West, John J. Kennedy and Donald McKenzie are executive officers of the Corporation or Smith and are thus not independent as defined under NP 58-201. On April 24, 2008, Robert McClinton was appointed as independent Board Chair, separating the role of the chair and the CEO. A position description has been established for the independent Board Chair, as part of his job profile.

To the extent necessary, and subject to the approval of the Board as a whole, any member of the Board is entitled to engage an outside advisor at the expense of the Corporation. Such outside advisor would be available in the event that a director or executive has a material interest in a transaction or agreement under consideration.  The Corporation is controlled by Smith, which, as of March 4, 2009, owned 54% of the outstanding Common Shares of the Corporation.  As of March 4, 2009, approximately 46% of the outstanding Common Shares are held by shareholders other than the Corporation's significant shareholder and its affiliates.  The four independent directors do not have any interests in or relationships with the significant shareholder or its affiliates.

Board Committees

The Board has established four committees: the Audit Committee; the Compensation Committee; the Corporate Governance and Nominating Committee; and the Quality, Health, Safety and Environment Committee. The Corporation does not have an Executive Committee and utilizes in its place ad hoc committees on an as required basis. The Board has developed written position descriptions for the chair of each board committee and also delineates its roles and responsibilities through the mandate of each committee.  There is an in-camera session independent of management at all Board and Committee meetings.

The following is a brief description of the mandate and composition of each Committee.

Audit Committee

The Audit Committee is composed entirely of independent directors: Victor J. Stobbe (Chair), David A. Dyck and Robert McClinton. The Audit Committee is responsible for, among other matters, reviewing the Corporation's financial reporting process (including reviewing annual and quarterly financial statements) and enquiring as to the adequacy of internal controls. Although it is management's responsibility to design and implement an effective internal control system, the Audit Committee ensures that management has properly done so. The Audit Committee is also responsible for reviewing the performance of external auditors. The Audit Committee has direct communication channels with the Corporation's external auditors and meets with them on a regular basis without management of the Corporation present.  The Audit Committee met five times during 2008. The Audit Committee Charter and other information about the Audit Committee’s operations are contained in the Corporation’s Annual Information Form on Form 20-F for the year ended December 31, 2008 and can be accessed on SEDAR at www.sedar.com.

Compensation Committee

The Compensation Committee is composed of two independent directors, being David A. Dyck (Chair) and Victor J. Stobbe; and John J. Kennedy, who is a representative of Smith.  In addition, Robert McClinton, as independent Board Chair, serves as an ex-officio voting member. The Compensation Committee is responsible for, among other matters, formulating and making recommendations to the Board on compensation issues relating to the directors and senior management, including establishing the compensation philosophy and recommending compensation for the CEO and the leadership team. The Compensation Committee also approves the terms and granting of stock options to the leadership team and employees of the Corporation. The Compensation Committee met six times during 2008.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of two independent directors, being Michael J.C. Hogan (Chair) and Robert McClinton; and Donald McKenzie who is a representative of Smith.  The Corporate Governance and Nominating Committee is responsible for, among other matters: monitoring and managing the corporate governance process of the Board, including recommending the number of directors to be elected; recommending nominees, including candidates to fill vacancies; reviewing the performance and effectiveness of the Board, its committees, and each member of the Board, and reviewing the performance of the CEO.  The Corporate Governance and Nominating Committee assesses the suitability of potential candidates by way of a selection assessment that includes a wide array of factors deemed appropriate all in the context of the perceived needs of the Board and the Corporation at the time.  A preliminary director profile has been developed as well as a skills matrix to assess the qualities, skills and experience of the current Board to facilitate a more effective and efficient director selection process when required.

The Corporation provides education for new directors and provides such orientation and information as individual directors may request on an ongoing basis. Orientation materials relating to CE Franklin’s business and affairs are provided to new directors regarding (i) the role of the Board, its committees and its directors and (ii) the nature and operation of the business carried on by the Corporation. All directors are encouraged to join the Institute of Corporate Directors and receive regular updates on current governance issues and trends. The Corporate Governance and Nominating Committee met four times during 2008.

Quality, Health, Safety and Environment Committee

The Quality, Health, Safety and Environment Committee is comprised of one independent director, being Michael J.C. Hogan, and two representatives of Smith: John J. Kennedy (Chair) and Donald McKenzie. In addition, Robert McClinton, as independent Board Chair, serves as an ex-officio voting member. The Quality, Health, Safety and Environment Committee is responsible for, among other matters, monitoring the management of the Corporation's environmental, health and safety risks, liabilities, policies, practices and procedures. The Quality, Health, Safety and Environment Committee met three times during 2008.

Performance Assessments

The Corporation’s Corporate Governance and Nominating Committee, with the support of the Board Chair, lead an annual evaluation of the effectiveness and performance of the Board, all Board committees and individual directors. Annual board and committee effectiveness surveys as well as confidential individual director and Board Chair self-evaluation questionnaires that encourage candid and constructive commentary have been developed. The Board Chair conducts an interview with each director. The Chair of the Board is interviewed and assessed by the Chair of the Corporate Governance and Nominating Committee. Areas of improvement, identified as a result of the performance evaluation process, are then reviewed by the Board and addressed.

Code of Business Conduct

All of CE Franklin’s directors, officers and employees are required to comply with its Code of Business Conduct (the "Code") to help ensure that the Corporation’s business is conducted in accordance with the highest standards of ethical behaviour. The Code covers all areas of professional conduct, including customer relationships, conflicts of interest, insider trading, financial disclosure, intellectual property and confidential information, as well as requiring strict adherence to all laws and regulations applicable to CE Franklin’s business.  Employees may report any violations or suspected violations of the Code by using CE Franklin’s hotline.  The Code includes an anti-retaliation statement.  The full text of the Code is published on the Corporation’s website at www.cefranklin.com.  No waiver of a provision of the Code has been granted to any senior officer or director since its adoption.

Expectation of Management

The Board relies on management to provide the information that the Board requires to properly perform its duties and expects management to keep it apprised of matters affecting the Corporation, significant risks and opportunities available to the Corporation. The Board has developed a written position description for the President and CEO, as part of his job profile.

Shareholder Feedback

The Corporation has one employee, Cheryl Bourget, Executive Assistant, with designated responsibility for investor relations. Every Shareholder enquiry receives a prompt response and significant Shareholder concerns are reported to management and, where appropriate, the Board.

Shareholders (or other stakeholders) who would like to communicate directly with the Board should direct their communication to the Chairman of the Board, c/o CE Franklin, at the address below.

ADDITIONAL INFORMATION

Additional information relating to CE Franklin, including the Corporation’s audited financial statements for the year ended December 31, 2008 together with the Auditors’ Report thereon and management’s discussion and analysis, interim financial statements, annual information form on Form 20-F and this Information Circular are available upon request without charge from the Corporation at: 1900, 300-5th Avenue S.W., Calgary, Alberta, T2P 3C4 or requests may be made by e-mail to investor@cefranklin.com.

This information may also be electronically accessed on SEDAR at www.sedar.com, or the Corporation’s website at www.cefranklin.com.

SCHEDULE A

CE FRANKLIN LTD.

STOCK OPTION PLAN

This document sets out the terms and conditions of the Stock Option Plan (the "Plan") of CE Franklin Ltd. (the "Corporation") adopted and approved by the Board of Directors  ~~(the “Board”)~~  and by the s  ~~S~~ hareholders on September 14, 1993 and as amended by a resolution of the shareholders passed on November 21, 1994, resolutions of the directors passed on October 24, 1995, September 10, 1996 and February 12, 1998, resolutions of the shareholders passed on April 30, 1998, May 1, 2001 and May 2, 2007 and a resolution of the directors passed on April 24, 2008 , and January 29th  2009 .

1.

a)

The principal purposes of the Plan are:

(i)

to promote a proprietary interest in the Corporation among the employees, officers and directors of the Corporation, its subsidiaries and affiliates with whom it conducts business;

(ii)

to retain and attract the qualified personnel the Corporation requires;

(iii)

to provide an incentive element in compensation; and

(iv)

to promote the profitability of the Corporation.

(b)

The Plan is effective at and from September 14, 1993.

2.

The aggregate number of shares that may be reserved for issuance under the Plan,  ~~together with any shares reserved for issuance under any other compensation arrangement, including but not limited to the Corporation's Performance Share Unit Plan,~~ must not exceed 10% of the number of shares, on a non diluted basis, outstanding at that time.  The "reloading" of options, as described in the Toronto Stock Exchange Staff

Notice #2004 0002 is permitted under the Plan.  This prescribed maximum may be subsequently increased to any other specified amount, provided the change is authorized by a vote of the shareholders of the Corporation.  If any options granted under this Plan shall expire, terminate or be cancelled for any reason without having been exercised in full, any unpurchased shares to which such options relate shall be available for the purposes of the granting of further options under this Plan.  No fractional shares may be purchased or issued hereunder.

3.

Options granted pursuant to the Plan ("Options") shall be granted by the Board of Directors from time to time, at its sole discretion, to employees, officers or directors of the Corporation and its subsidiaries and to officers or employees of affiliates (as defined in the Business Corporations Act (Alberta)) with whom the Corporation conducts business, provided that the number of shares reserved for issuance to any one person pursuant to Options shall not exceed 5% of the issued and outstanding common shares of the Corporation on a non-diluted basis.  No employee, officer or director of the Corporation or its subsidiaries or its affiliates shall have any rights to any Options hereunder except as may be specifically granted by the Board of Directors.  All Options shall be granted pursuant to a form of agreement approved by the Directors.

4.

Subject to the restrictions on exercise set out in clauses 6, 7 and 12 below, upon the granting of Options hereunder to an optionee (the "Grant Date"), the Options so granted may be exercised during a period (not to exceed 10 years) established by the Compensation Committee pursuant to a vesting schedule approved by the Compensation Committee.  At the expiration of the Option Period, any Options which have not been exercised shall expire and become null and void.

5.

The exercise price of Options granted hereunder (the "Exercise Price") shall not be less than the ten (10) day volume weighted average trading price of the Corporation's common shares traded through the facilities of the American Stock Exchange (or an equivalent United States based Stock Exchange) or The Toronto Stock Exchange on the last trading date preceding the Grant Date, as expressed both in U.S. Dollars and the Canadian Dollar equivalent at such date.

6.

The fair market value (“FMV”) of the Corporation’s common shares shall be the ten (10) day volume weighted average trading price of the Corporation's common shares traded through the facilities of the American Stock Exchange (or an equivalent United States based Stock Exchange)  or The Toronto Stock Exchange on market close, as expressed both in U.S. Dollars and the Canadian Dollar equivalent at such date.

7.

Upon any optionee ceasing to be an employee, officer or director of the Corporation or a subsidiary or affiliate for any reason whatsoever, other than the death of such optionee, during the Exercise Period, all Options which have not vested upon such date shall, unless otherwise determined by the Board of Directors with respect to any particular optionee, terminate and become null and void, and such optionee shall have sixty (60) days from the date that such optionee ceased to be an employee, officer or director of the Corporation or a subsidiary or affiliate in which to exercise the portions of any outstanding Options which have vested in such optionee pursuant to clause 4 above, and at the expiration of such sixty (60) day period, any vested Options which have not been exercised by such optionee shall terminate and become null and void; provided however that upon the termination of an optionee for cause, the Board of Directors may, in its sole discretion, determine that all vested Options which have not been exercised shall immediately terminate and become null and void

8.

Upon the death of any optionee during the Exercise Period, all Options which have not vested upon such date shall terminate and become null and void, and the executor, administrator or personal representative of such optionee shall have six (6) months from the date of the death of such optionee in which to exercise the portions of any outstanding Options which had vested in such optionee pursuant to clause 4 above on the date of death, and at the expiration of such six (6) month period, any vested Options which have not been exercised shall terminate and become null and void.

9.

At the election of an optionee, Options granted hereunder shall be exercisable by an optionee:

~~(a)~~

~~a.~~  by delivering written notice to the Corporation specifying the number of Options being exercised, accompanied by payment in full of the Exercise Price for the number of Options for which such exercise is made.  Upon receipt of such notice made in accordance with the terms and conditions of the Plan, the Corporation shall cause to be issued, and deliver to such optionee, a certificate representing the shares for which such Options have been exercised; or

~~(b)~~

~~b.~~  by delivering written notice (the "Notice") to the Corporation specifying the number of Options being exercised and requesting that the Corporation, without any payment by the Optionee, pay to the Optionee the amount (the "Growth Amount") determined by multiplying (i) the amount by which the FMV of the Corporation's common shares on the date the Notice is received by the Corporation (the "Notice Date") exceeds the Exercise price by (ii) the specified number of Options so exercised.  The Growth Amount shall be paid :

(i)

by the issuance of a cash payment at the election of an optionee so indicated in the Notice ("Election"); or

(ii)

should the Corporation, in its sole discretion, disregard an Election made by an optionee, by the issuance of common shares of the Corporation, the number (rounded to the nearest whole number) of which shall be determined by dividing the Growth Amount by the FMV of the Corporation's common shares on the Notice Date provided, however, that no fractional shares shall be issued and no payment resulting from any adjustment shall be made with respect to the fractional shares so disregarded.

10.

In the event, during any Exercise Period of any Options granted hereunder, of any consolidation, subdivision, redivision or change of the common shares of the Corporation into a greater or lesser number of shares, then such outstanding Options shall be deemed to be amended to be for such greater or lesser number of shares as would have resulted if the shares represented by such Options had been issued and outstanding at the date of such consolidation, subdivision, redivision or change, and the Exercise Price shall be deemed to be adjusted on a pro rata basis.

11.

Stock Options may provide for early exercise and/or termination or other adjustment as approved by the Board of Directors of the Corporation if the Corporation shall resolve to sell all or substantially all its assets, or to liquidate or dissolve, or to merge, amalgamate, consolidate or be absorbed with or into any other corporation or if any person, firm, corporation or group of related or affiliated persons, firms or corporations shall make a general offer to any or all of the shareholders of the Corporation (which is available to the holders of the Stock Options resident in Canada) to acquire more than 50% of all of the outstanding Common Shares of the Corporation.

12.

No Options shall be transferable or assignable other than by will or by the laws of descent and distribution, and only an optionee may exercise Options during his lifetime.

13.

The Corporation shall not be obligated to issue any common shares upon exercise of an Option unless the Corporation's shares become listed on the American Stock Exchange (or other stock exchange acceptable to the Board of Directors) and unless such shares are at that time effectively registered or exempt from registration under the federal securities laws and the offer and sale of the common shares are otherwise in compliance with all applicable securities laws.  The Corporation shall have no obligation to register the common shares under the federal securities laws or to take whatever other steps may be necessary to enable the common shares to be offered and sold under federal or other securities laws.

14.

Options granted under this Plan to any employees of the Corporation or a subsidiary or affiliate resident in the United States may be designated by the Board of Directors as "Incentive Stock Options" pursuant to the laws of the United States.

15.

The granting of Options hereunder to any optionee shall not obligate such optionee to exercise such Options or any portion thereof.

16.

Subject to the Business Corporations Act (Alberta), the Board of Directors of the Corporation may delegate to a committee of the Board of Directors, on such terms as it considers appropriate, all or any part of its powers, duties and functions relating to the granting of stock options and the administration of the Plan.

17.

The Board of Directors retains the right to amend from time to time or to suspend, terminate, or discontinue the terms and conditions of the Plan by resolution of the Board.  Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the American Stock Exchange and the Toronto Stock Exchange.  Any amendment to the Plan shall take effect only with respect to Options granted after the effective date of such amendment, provided that it may apply to any outstanding Options with the mutual consent of the Corporation and the holders of any such Options.  The Board of Directors shall have the power and authority to approve amendments relating to the Plan or a specific Option without further approval of the shareholders, to the extent that such amendment:

(a)

is for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b)

is necessary to comply with applicable law or the requirements of any stock exchange on which the shares are listed;

(c)

is an amendment to the Plan respecting administration and eligibility for participation under the Plan;

(d)

changes the terms and conditions on which Options may be or have been granted pursuant to the Plan including the re-pricing of such Options and changes to the vesting provisions and Option term;

(e)

alters, extends or accelerates the terms of vesting applicable to any Option;

(f)

changes the termination provisions of an Option or the Plan which does not entail an extension beyond the original expiry date; or

(g)

is an amendment to the Plan of a "housekeeping nature";

(h)

provided that in the case of any alteration, amendment or variance referred to in paragraph (a) or (b) of this paragraph 1 7  ~~6~~ , the alteration, amendment or variance does not:

(i)

amend the number of shares issuable under the Plan;

(ii)

add any form of financial assistance by the Corporation for the exercise of any Option;

(iii)

result in a material or unreasonable dilution in the number of outstanding shares or any material benefit to an person eligible to receive Options; or

(iv)

change the class of eligible participants to the Plan which would have the potential of broadening or increasing participation by insiders of the Corporation.

Without limiting the generality of the foregoing, but subject to any required approval of any regulatory authority or stock exchange, the Board of Directors may amend the exercise price, the Option term and the termination provisions of Options granted pursuant to the Plan, without shareholder approval, provided that if the Board proposes to reduce the exercise price or extend the terms of Options granted to insiders of the Corporation pursuant to the Plan, such amendments will require shareholder approval."

SCHEDULE B

CE FRANKLIN LTD. (the "Corporation")

BOARD OF DIRECTORS (the "Board")

TERMS OF REFERENCE

A.

OBJECTIVES

The Board has the responsibility to oversee the conduct of the business of the Corporation and to supervise management which is responsible for the day-to-day conduct of the business.  The Board's fundamental objectives are to enhance and preserve long-term shareholder value, to ensure that the Corporation meets its obligations on an ongoing basis and to ensure that the Corporation operates in a reliable and safe manner.  In performing its functions, the Board should consider the legitimate interests its stakeholders such as employees, customers and communities may have in the Corporation.  In supervising the conduct of the business, the Board, through the Chief Executive Officer of the Corporation (the "CEO"), shall set the standards of conduct for the enterprise.

B.

CONSTITUTION

1.

Chairman of the Board

The directors shall appoint a chairman (the "Chairman") from amongst their number.  If the Chairman of the Board is not present at any meeting of the Board, the Chairman of the meeting shall be chosen by the Board from among the directors present.  The Chairman presiding at any meeting of the Board shall have a casting vote in case of deadlock.  The Board shall also appoint a Secretary who need not be a director of the Corporation.

2.

Size of Board

The Board should have such number of independent members as it may determine to ensure that there are sufficient independent members for committee work.  In any event, no less than a majority of the Board shall be independent.  Subject to the foregoing, the Board should be of such a size that the Corporation's stakeholders are properly represented.

3.

Majority of Independent Directors

The Board will have a majority of directors who shall be independent as set forth in applicable securities laws, rules or guidelines or by any stock exchange on which the Corporation’s securities are listed for trading.  The Board must determine, based on all of the relevant facts and circumstances, whether each director satisfies the criteria for independence and must disclose each of these determinations. The Board may adopt and disclose categorical standards to assist it in making such determinations and may make a general disclosure if each director meets these standards.  Any determination of independence for a director who does not meet these standards, however, must be specifically explained.

4.

Board Membership Criteria

The Board seeks members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity.  This assessment will include an individual's qualification as independent, as well as consideration of diversity, age, skills and experience in the context of the needs of the Board.

Directors should advise the Chairman of the Board and the chair of the Corporate Governance and Nominating Committee in advance of accepting an invitation to serve on another public corporation board.

Exceptional candidates who do not meet all of these criteria may still be considered.

5.

New Directors

The Corporate Governance and Nominating Committee shall, as one of its responsibilities, recommend director candidates to the full Board.  Nominees for directorship will be selected by the Corporate Governance and Nominating Committee in accordance with the policies and principles in its terms of reference.  The Corporate Governance and Nominating Committee will maintain an orientation program for new directors.

6.

Retirement

(a)

Term Limits.  The Board does not favour term limits for directors, but believes that it is important to monitor overall Board performance.  Therefore, the Corporate Governance and Nominating Committee shall review each director's continuation on the Board every three years.  This will allow each director the opportunity to conveniently confirm his or her desire to continue as a member of the Board.

(b)

Resignation Policy  -  Retirement.    In order to provide access to new qualified directors, directors shall offer to resign from the Board upon reaching 70 years of age.  The Corporate Governance and Nominating Committee shall consider the resignation and accept it when appropriate in light of overall Board composition and effectiveness.

(c)

Resignation Policy - Non-independent Directors.  Non-independent directors shall offer to resign from the Board upon their resignation, removal or retirement as an officer of the Corporation.

(d)

Directors Changing Their Present Job Responsibilities.  The Board expects directors to offer to resign from the Board upon a change in their business position including, without limitation, retirement from the position on which their original nomination was based.  It is not the sense of the Board that in every instance the directors who retire or change from the position they held when they came on the Board should necessarily leave the Board.  There should, however, be an opportunity for the Board through the Corporate Governance and Nominating Committee to review the continued appropriateness of Board membership under the circumstances.

C.

MEETINGS AND MINUTES

1.

The time and place of meetings of the Board and the procedures at such meetings shall be determined from time to time by the directors provided that:

(a)

a quorum for meetings shall be four directors, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other;

(b)

the Chairman and Chief Executive Officer should establish the agenda for Board meetings, however, each Board member is free to suggest the inclusion of items on the agenda and is free to raise at any Board meeting subjects that are not on the agenda for that meeting;

(c)

the Board will meet at least annually in executive session without the management directors and any members of the Corporation’s management, whether or not they are directors, who may otherwise be present;

(d)

there may be, but does not need to be, a single presiding director at all executive sessions; however, the directors meeting in executive session shall have and disclose a procedure by which a presiding director shall be selected for each executive session (if, however, one director is chosen to preside at all executive sessions, his or her name shall be disclosed in the annual proxy statement and such statement shall also disclose how interested persons may communicate with any such person or the directors who meet in executive session as a group);

(e)

notice of the time and place of every meeting shall be given in writing or facsimile communication to each director at least 48 hours prior to the time fixed for such meeting provided, however, that a director may in any manner waive a notice of a meeting and attendance of a director at a meeting is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called;

(f)

written materials, which shall in all events include recent financial information, for use at Board meetings shall be distributed in writing or facsimile communication to each director sufficiently in advance of the time fixed for such meeting to permit meaningful review;

(g)

the Board shall at all times have the right to determine who shall and shall not be present, including the attendance of key executive officers, at any part of the meetings of the Board; and

(h)

the Board shall hold a minimum of four meetings per year and shall meet at least quarterly.

2.

All deliberations, recommendations and decisions of the Board shall be recorded by the Secretary in the minutes of the meetings of the Board, such minutes to be circulated to the directors prior to the next Board meeting.

D.

PROCEDURE AND ORGANIZATION

The Board operates by delegating certain of its authorities to its committees and to management and by reserving certain powers to itself.  The Board retains the responsibility for:

1.

managing its own affairs, including nominating candidates for election to the Board, constituting committees of the Board and determining director compensation upon the recommendation of a committee of the Board; and

2.

engaging any necessary internal and/or external advisors.

E.

DUTIES AND RESPONSIBILITIES

1.

Legal Requirements

(a)

The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained.

(b)

The Board has the statutory responsibility to:

(i)

exercise the powers of the Corporation directly or indirectly through the employees and agents of the Corporation;

(ii)

direct the management of the business and affairs of the Corporation; and

(iii)

act in accordance with its obligations contained in:

(A)

the Business Corporations Act (Alberta) (the "ABCA"), as may be amended from time to time, and the regulations thereto;

(B)

the Corporation's articles and by-laws;

(C)

applicable Canadian and U.S. securities legislation;

(D)

the rules and policies of the Toronto Stock Exchange and the American Stock Exchange; and

(E)

other relevant legislation and regulations.

(c)

The directors in exercising their powers and discharging their duties must:

(i)

exercise their business judgment and act honestly and in good faith with a view to the best interests of the Corporation; and

(ii)

exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

(d)

In discharging the obligations set forth in Section E.1(c) above, directors should be entitled to rely on the honesty and integrity of the Corporation’s officers, employees, outside advisors and independent auditors.

(e)

The directors are expected to:

(i)

attend board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities; and

(ii)

review meeting materials prior to Board meetings and meetings of the committees and, when possible, should communicate in advance of meetings any questions or concerns that they wish to discuss so that management will be prepared to address the same.

Each director’s attendance at, and preparation for, Board meetings and meetings of the committees on which they serve, shall be considered by the Corporate Governance and Nominating Committee when recommending director nominees.

(f)

The Board has the statutory responsibility for considering the following matters as a full Board which, pursuant to the ABCA, may not be delegated to management or to a committee of the Board:

(i)

any submission to the shareholders of a question or matter requiring the approval of the shareholders;

(ii)

the filling of a vacancy among the directors or in the office of auditor;

(iii)

the issuance of securities generally (provided that the issuance of securities in a manner and on terms authorized by the Board may be delegated);

(iv)

the declaration of dividends;

(v)

the purchase, redemption or any other form of acquisition of shares issued by the Corporation (provided that the purchase, redemption or other form of acquisition of shares issued by the Corporation in a manner and on terms authorized by the Board may be delegated);

(vi)

the payment of a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person or procuring or agreeing to procure purchases for any such shares;

(vii)

the approval of management proxy circulars;

(viii)

the approval of annual financial statements of the Corporation; and

(ix)

the adoption, amendment or repeal of by-laws of the Corporation.

(g)

The Board has constituted and delegated certain of its duties and responsibilities to the following committees of the Board:

(i)

Audit;

(ii)

Compensation;

(iii)

Corporate Governance and Nominating; and

(iv)

Quality, Health, Safety and Environment;

the scope, duties and responsibilities of which are mandated in their respective terms of reference.

2.

Strategy Determination

The Board has the responsibility to ensure there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly or through its committees in developing and approving a statement of the mission of the business of the Corporation and the strategy by which it proposes to achieve these goals.

3.

Managing Risk

The Board and its committees have the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

4.

Appointing, Training and Monitoring Senior Management

The Board and its committees have the responsibility:

(a)

to appoint the CEO upon recommendations of the Corporate Governance and Nominating Committee, to monitor and assess CEO performance, to determine CEO compensation and to provide annually advice and counsel in the execution of the CEO's duties;

(b)

to approve the appointment and remuneration of all corporate officers, acting upon the advice of the CEO and the Compensation Committee; and

(c)

to ensure that adequate provision has been made to train and develop management and for the orderly succession of management.

5.

Policies, Procedures and Compliance

The Board and its committees have the responsibility:

(a)

to ensure that the Corporation operates at all times within applicable laws and regulations and ethical and moral standards;

(b)

to approve the Corporation's code of ethics and monitor compliance with such code of ethics;

(c)

to approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

(d)

to ensure the Corporation sets environmental standards in its operations and is in compliance with environmental laws and legislation; and

(e)

to ensure the Corporation has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies.

6.

Reporting and Communication

The Board and its committees have the responsibility:

(a)

to ensure the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

(b)

to ensure that the financial performance of the Corporation is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

(c)

to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

(d)

to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

(e)

to report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year.

7.

Monitoring and Acting

The Board and its committees have the responsibility:

(a)

to monitor the Corporation's progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(b)

to take action when performance falls short of goals and objectives or when other special circumstances warrant; and

(c)

to ensure that the Corporation has implemented adequate control and information systems which ensure the effective discharge of its responsibilities.

8.

Conflicts of Interest

Directors shall avoid any action, position or interest that conflicts with an interest of the Corporation, or gives the appearance of a conflict.  The Corporation annually solicits information from directors in order to monitor potential conflicts of interest and directors are expected to be mindful of their fiduciary obligations to the Corporation.

9.

Share Ownership by Directors

Each independent director shall own such number of shares of the Corporation as required by the Corporation's share ownership guidelines.

10.

Director Compensation

The form and amount of director compensation will be determined by the Compensation Committee in accordance with the policies and principles set forth in its terms of reference.  The Board is aware that questions as to directors' independence may be raised when directors' fees and emoluments exceed what is customary.  Similar concerns may be raised when the Corporation makes substantial charitable contributions to organizations in which a director is affiliated, or enters into consulting contracts with (or provides other indirect forms of compensation to) a director.  The Board will critically evaluate each of these matters when determining the form and amount of director compensation.

11.

Continuing Director Education

The Corporate Governance and Nominating Committee will maintain orientation programs for new directors and continuing education programs for all directors.

12.

Assessing Board Performance

The Board will conduct an annual self-evaluation to determine whether it and its committees are functioning effectively.  The Corporate Governance and Nominating Committee will receive comments from all directors as to the Board's performance and report annually to the Board with an assessment of the Board's performance, to be discussed with the full Board following the end of each fiscal year.

13.

Access to Officers and Employees

Board members have complete and open access to the Corporation's Chief Executive Officer, Chief Financial Officer and Leadership Team.  Board members who wish to have access to other members of management should coordinate such access through one of the foregoing.

14.

Interaction with Third Parties

The Board believes that management should speak for the Corporation and that the Chairman should speak for the Board.

15.

Shareholder Feedback

Any shareholder (or stakeholder) may contact the Board by e-mail or by writing to the Board c/o the Corporate Secretary. Matters relating to the Corporation’s accounting, internal accounting controls or auditing matters will be referred to the Audit Committee.  Other matters will be referred to the Chairman.

16.

Board Authority

The Board and each committee have the power to hire independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining the approval of any officer of the Corporation in advance.  Information learned during the course of service on the Board is to be held confidential and used solely in furtherance of the Corporation's business.

17.

Confidentiality

The Board believes maintaining confidentiality of information and deliberations is an imperative.

F.

COMMITTEE ISSUES

1.

Board Committees

The Board will have at all times an Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee and Quality, Health, Safety and Environment Committee ..  The Quality, Health, Safety and Environment Committee shall have at least one independent director .  Each of the Compensation Committee and Corporate Governance and Nominating Committee shall consist of a majority of independent directors.  The Audit Committee shall consist solely of independent directors.  Committee members will be appointed by the Board upon recommendation of the Corporate Governance and Nominating Committee with consideration of the desires of individual directors. The Chair shall be an ex-officio voting member on all committees established by the Board unless he serves as a committee chair or a committee member.

The Board may, from time to time, establish or maintain additional committees as necessary or appropriate.

2.

Rotation of Committee Assignments and Chairs

Committee assignments and the designation of committee chairs should be based on the director’s knowledge, interests and areas of expertise.  The Board does not favor mandatory rotation of committee assignments or chairs.  The Board believes experience and continuity are more important than rotation.  Committee members and chairs may be rotated in response to changes in membership of the Board and in all cases should be rotated only if rotation is likely to increase committee performance.

3.

Committee Terms of Reference

Each committee shall have its own terms of reference.  The terms of reference will set forth the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board.  The terms of reference will also provide that each committee will annually evaluate its own performance.

4.

Frequency and Length of Committee Meetings

The chair of each committee, in consultation with the committee members, will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee’s terms of reference.

Approved and adopted by the Board on July 24, 2008.